Skadden, Arps, Slate, Meagher & Flom llp

300 South Grand Avenue

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October 21, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pearl Holdings Acquisition Corp

Draft Registration Statement on Form S-1

Submitted May 18, 2021

CIK No. 0001856161

Ladies and Gentlemen:

This letter sets forth responses of Pearl Holdings Acquisition Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 14, 2021 and provided orally on June 14, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

The Company has revised the Registration Statement in response to the Staff’s comments. The Company is concurrently submitting Amendment No. 1 to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

October 21, 2021

Draft Registration Statement on Form S-1

Our Acquisition Process, page 10

1.	Staff’s Comment: We note your disclosure that potential conflicts of interest between the company and Meadow Lane Capital LLC (Meadow Lane), with whom members of your management team and sponsor are affiliated, will be naturally mitigated by the differing nature of targets that Meadow Lane typically considers most attractive for its investment activities and the types of initial business combination opportunities that you expect to be most attractive for your company. Please expand your disclosure to clarify this natural mitigation where disclosures elsewhere indicate that Meadow Lane also targets investment opportunities in the lifestyle, healthcare, and wellness sectors. We further note that your sponsor is managed by Craig E. Barnett, your Chairman and your Chief Executive Officer, and Mr. Barnett is also the Chief Executive Officer of Meadow Lane.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly on pages 10, 32, 60 and 98.

Initial Business Combination, page 11

2.	Staff’s Comment: We note your disclosure related to obtaining an opinion from an independent investment banking firm or another independent entity to satisfy the 80% of fair market value test. Please revise here to also disclose that unless you complete your initial business combination with an affiliated entity, you are not required to obtain an opinion that the price you are paying is fair to the company from a financial point of view.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly on pages 11, 22, 99, 102, 131, 137 and 153.

Summary Financial Data, page 36

3.	Staff’s Comment: Please include “as adjusted” amounts as of April 3, 2021 assuming consummation of the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page 35.

Capitalization, page 84

4.	Staff’s Comment: Please address the following items regarding your “As Adjusted” amounts as of April 3, 2021:

•	Present a line item for your Class A ordinary shares ordinary shares that will be issued in your offering; and,

•	Tell us why the “Class A ordinary shares subject to possible redemption” line does not agree to the “Assumed maximum proceeds available for redemption to effect a business combination” as presented on page 83 within dilution, or, revise as appropriate.

U.S. Securities and Exchange Commission

October 21, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly on pages 82 and 83.

Oral Comment, Use of Proceeds, page 77

We received the following oral comment from the Staff:

Staff’s Comment: It was observed that the $15,000 per month for office space and administrative services was only accounted for in the Use of Proceeds section for one year. Please clarify if the initial business combination is not completed within 12 months, whether the funds from the Miscellaneous category will be used.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page 76.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Pearl Holdings Acquisition Corp

Craig E. Barnett